UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road,
Kowloon Bay, Kowloon, Hong Kong
(+852) 2780 7733

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Junee Limited (the “Company”) Announces Share Repurchase Program

On December 10, 2024, the board of directors of the Company approved a share repurchase program (the “Repurchase Program”) to be executed through its wholly owned subsidiary, Junee Investments International Limited (“Junee Investments”). Under the Repurchase Program, Junee Investments is authorized to repurchase up to 500,000 ordinary shares of the Company at a maximum price of USD $4.00 per share. The Company’s officers have been granted full authorization to execute the necessary agreements and take the necessary actions to implement the Repurchase Program. The board of directors of the Company will regularly review the progress of the Repurchase Program and may amend or terminate the Repurchase Program as deemed appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2024	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

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